June 7, 2005

Mail Stop 0408

By U.S. Mail and Facsimile to (317) 684-5131

James L. Saner, Sr.
Chairman of the Board, President and Chief Executive Officer
Mainsource Financial Group, Inc.
201 North Broadway
Greensburg, Indiana 47240

Re:	Mainsource Financial Group, Inc.
	Amendment No. 1 to Form S-3 filed May 23, 2005
	File No. 333-124018

Dear Mr. Saner:

      We have reviewed your filing and have the following comments.
Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation.
In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure.
After reviewing this information, we may or may not raise additional comments.

      The purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form S-3

General

1. In a separately captioned section, please provide pro forma financial information relative to your acquisition of Madison Bank &
Trust Company. Refer to Article 11 of Regulation S-X. If you have determined that this is not a significant acquisition, please provide us with your computations of significance.



Form 10-Q

Item 1 - Financial Statements

Consolidated Statements of Income and Comprehensive Income - page
4

2. Unless immaterial to your financial statements, please revise the format of your consolidated statements of income to provide the required reporting for the discontinued operations of MainSource Insurance in accordance with paragraphs 41 through 45 of SFAS 144.

Note 4 - Securities - page 8
3. Please revise to provide the disclosures required under SAB
Topic
5:M and EITF 03-1 for the unrealized losses in your available-for-sale portfolio.

*      *      *
Closing Comments

      As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

      You may contact Isa Farhat, Staff Accountant, at (202) 551-
3485
or Donald Walker, Senior Assistant Chief Accountant, at (202) 551-3490 if you have questions regarding accounting-related matters. Please contact Gregory Dundas at (202) 551-3436 or me at (202) 551-
3418 with any other questions.

						Sincerely,



						William Friar
						Senior Financial Analyst

cc:	Alan W. Becker, Esq.
	Bose McKinney & Evans LLP
	135 North Pennsylvania Street, Suite 2700
	Indianapolis, Indiana 46204

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Mainsource Financial Group, Inc.
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